UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04053499

December 9, 2004

BEST AVAILABLE COPY

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 12/9/2004

Richard G. Dennis
General Attorney
SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205

Re: SBC Communications Inc.
Incoming letter dated November 3, 2004

Dear Mr. Dennis:

This is in response to your letter dated November 3, 2004 concerning the shareholder proposal submitted to SBC by George F. Eberle and Susan H. Eberle. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
DEC 29 2004
THOMSON
FINANCIAL

Enclosures

cc: George F. Eberle
Susan H. Eberle
1684 Jose Gaspar Drive
P.O. Box 1588
Boca Grande, FL 33921

732717

Legal Department

SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205

1934 Act/Rule 14a-8

November 3, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: SBC Communications Inc. 2005 Annual Meeting
Shareholder Proposal of George and Susan Eberle

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of SBC Communications Inc. ("SBC") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. SBC has received a shareholder proposal from George and Susan Eberle for inclusion in SBC's 2005 proxy materials. For the reasons stated below, SBC intends to omit the proposal from its 2005 proxy statement.

Pursuant to Rule 14a-8(j), enclosed are six copies each of: this statement, the proponents' letter submitting the proposal, and SBC's correspondence with the proponent. A copy of this letter and related cover letter are being mailed concurrently to the proponents advising them of SBC's intention to omit the proposal from its proxy materials for the 2005 annual meeting.

The Proposal

On October 11, 2004, SBC received a letter from the proponents containing the following proposal:

Whereas: Customer communication is important for the success of SBC and whereas SBC failed to respond to seven written requests included with payments, two incomplete phone attempts, and a letter to the Executive Office in St. Louis and copy to San Antonio for a new billing address the following is proposed:

Resolved: Billing address changes for postal service be accepted when provided with the billing stub included with customer payments.

Reason the Proposal May Be Omitted from the Proxy Statement

Pursuant to Rules 14a-8(b) and 14a-8(f)(1): Failure to provide proof of ownership of the requisite value of the Company's shares.

Rule 14a--8(f)(1) provides that shareholder proposals may be excluded from a company's proxy materials if the proponent fails to meet the eligibility and procedural requirements of Rules 14a-8(a)-(d). Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. If the proponent is a registered holder of a company's securities, the company bears the burden of verifying the proponent's eligibility to submit the proposal. If, however, the proponent is not a registered shareholder, it is the proponent's burden to provide proof of ownership in one of the two methods specified in Rule 14a-8(b)(2)(i)-(ii). Where the proponent fails to provide proof of ownership at the time proponent submits the proposal, the company must notify the proponent in writing of the procedural or eligibility deficiency within 14 calendar days of receiving the proposal. A proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification.

In this case, the proponents are not a registered shareholder of the Company. By letter dated October 12, 2004 (the "October 12 Letter"), and delivered via UPS, SBC requested that the proponents submit proof of ownership of at least $2,000 in market value of SBC's common stock for at least one year prior to the date the proponents submitted the Proposal. A copy of SBC's request is attached to this letter. SBC has obtained confirmation from UPS that the October 12 Letter was delivered to the proponents' home and signed for on October 13, 2004. As noted, Rule 14a-8(f)(1) requires that a proponent's response to a notice of any procedural or eligibility deficiency must be postmarked or transmitted electronically to the company no later than 14 days from the date the proponent receives the company's notification. Because the October 12 Letter was delivered to the proponents on October 13, 2004, the proponents had until October 27, 2004, to respond to the Company's request for proof of ownership. As of the date of this letter, SBC has not received from the proponents a response to its request. Therefore, this proposal falls squarely under Rule 14a-8(b) and 14a-8(f)(1) and may be properly omitted from SBC's proxy materials.

* * *

Because the proponents failed to comply with the clear procedural obligations set forth in Rule 14a-8(b), SBC has limited its response to this issue. SBC has identified additional grounds for excluding this proposal, however, including Rule 14a-8(i)(4) (relating to redress of a personal grievance) and Rule 14a-8(i)(7) (relating to the company's ordinary business operations). SBC is prepared to supplement this letter in the event that the Staff determines that additional discussion about these grounds would be useful.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,

Richard G. Dennis
General Attorney

Enclosures

cc: George and Susan Eberle

GEORGE F. EBERLE
800 SOUTH HANLEY ROAD, 4B
ST. LOUIS, MO 63105
314 863-3024
E-MAIL GSEBERLE@CHARTER.NET

RECEIVED

OCT 1 1 2004

CORPORATE
SECRETARY'S OFFICE

Certified Mail

October 4, 2004

Vice President and Secretary
SBC
175 East Houston
San Antonio, TX 78205

Dear Sir:

Reference: Shareholder Proposal, 2005 Annual Meeting

Jointly, we are owners of 1136 shares of SBC Communications Inc. stock. The stock is in our brokerage account, number NT1-194050, at Northern Trust Securities, Inc., 50 South LaSalle Street, Chicago, IL 60675.

Our shareholder proposal for presentation and inclusion in the Proxy Statement for the 2005 Annual Meeting is:

"Whereas: Customer communication is important for the success of SBC and whereas SBC failed to respond to seven written requests included with payments, two incomplete phone attempts, and a letter to the Executive Office in St. Louis and copy to San Antonio for a new billing address the following is proposed:

Resolved: Billing address changes for postal service be accepted when provided with the billing stub included with customer payments."

In response or if there are questions after Ocober 19 please use the Boca Grande address at the bottom of this letterhead.

Thank you.

Sincerely,

George F. Eberle and Susan H. Eberle

WINTER ADDRESS
1684 JOSE GASPAR DRIVE, P. O. BOX 1588
BOCA GRANDE, FL 33921
941 964-2207
E-MAIL GSEBERLE@COMCAST.NET

Nancy H. Justice
Corporate Manager
SEC Compliance

SBC Communications Inc.
175 E. Houston Street, 2nd Floor
San Antonio, Texas 78205
Phone 210 351-3407
Fax 210 351-3467

October 12, 2004

Via UPS
Mr. George F. Eberle
Ms. Susan H. Eberle
800 South Hanley Road, 4B
St. Louis, MO 63105

Dear Mr. and Ms. Eberle:

On October 11, 2004, we received your letter dated October 4, 2004, submitting a stockholder proposal for inclusion in SBC's 2005 Proxy Statement. We are currently reviewing the proposal to determine if it is appropriate for inclusion in our 2005 Proxy Statement.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of SBC's common stock at the time a proposal is submitted, (b) have continuously owned these shares for at least one year prior to submitting the proposal, and (c) provide a written statement that the stockholder intends to continue to hold the shares through the date of the Annual Meeting. Therefore, in accordance with the rules of the SEC, please provide us with documentary support that each of the above-mentioned requirements have been met. For shares held by a broker, the *broker* must provide us with a written statement as to when the shares were purchased and that the minimum number of shares have been continuously held for the one year period. *You must provide the documentation, and your response must be postmarked or electronically transmitted, no later than 14 days from your receipt of this letter.*

Also, please confirm that you or your qualified representative will be present at the 2005 Annual Meeting in order to present the proposal. If the proposal is not introduced at the meeting, it will not be voted upon. The date and location for the 2005 Annual Meeting of Stockholders will be provided to you at a later date.

Sincerely,

Nancy H. Justice

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 9, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SBC Communications Inc.
Incoming letter dated November 3, 2004

The proposal relates to the delivery of mail.

There appears to be some basis for your view that SBC may exclude the proposal under rule 14a-8(f). We note that the proponents appear not to have responded to SBC's request for documentary support indicating that they have satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if SBC omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Robyn Manos
Special Counsel